FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

An announcement on extending a wafer supply agreement by JA Solar Holding Co., Ltd.  (the “Registrant”) with ReneSola and terminating a supply contract with former PowerLight, made by the Registrant in English on September 14, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang
Name: Huaijin Yang
Title: Chief Executive Officer

Date: September 17, 2007

JA Solar Extends Wafer Supply Agreement with ReneSola; Terminates Agreement with Former PowerLight Corporation

Hebei, China, September 14, 2007– JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today announced that it has extended its wafer supply agreement with ReneSola Ltd (“ReneSola”) (AIM: SOLA).  Under the new agreement, ReneSola will supply an additional 60MW of wafers to JingAo Solar Co., Ltd. (“JingAo”), the wholly-owned operating subsidiary of JA Solar, from 2008 to 2010.

Samuel Yang, Chief Executive Officer of JA Solar said, “This latest agreement is in line with our growth plans and continued efforts to meet customer demand.  The agreement builds on our existing relationship with ReneSola, and further strengthens our supply chain.”

Separately, JA Solar announced that SunPower Corporation, Systems (“SP Systems”), a subsidiary of SunPower Corporation (“SunPower”) that was formerly known as PowerLight Corporation, and JingAo agreed to terminate, effective as of September 12, 2007, their Contract for the Delivery of Solar Cells (the “Agreement”), dated January 12, 2007.  The Agreement was a three-year supply contract providing the general terms and conditions pursuant to which JingAo would supply SP Systems with up to 120 megawatts of silicon solar cells beginning in 2007.  However, the parties have determined that an unanticipated quality problem with respect to metallurgical grade polysilicon could not be resolved in the near term.  In addition, the Agreement provided pricing terms through only June 2007 and required the parties to renegotiate thereafter, but the parties have not reached any further agreement regarding pricing.  Under the Agreement, if the parties do not agree on pricing terms after June 2007, JingAo is not obligated to sell and SP Systems is not obligated to purchase additional solar cells.  As a result of the unresolved quality problems with respect to metallurgical grade polysilicon and unresolved pricing terms, the parties have agreed that it is mutually beneficial to terminate the Agreement.  Termination of this agreement is not expected to have a material impact on JA Solar’s 2007 or 2008 revenues or earnings.

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production and financial outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jinlin Liu Vice President JA Solar ir@jasolar.com +1-514-531-5705	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

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